Icahn Enterprises L.P.

August 17, 2011

VIA ELECTRONIC TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Icahn Enterprises L.P.
Form 10-K for the fiscal year ended December 31, 2010
Filed on March 8, 2011
File No. 1-9516

Dear Ms. Cvrkel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated July 28, 2011 with respect to the Annual Report on Form 10-K of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), for the fiscal year ended December 31, 2010 (the “Comment Letter”).
We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

Form 10-K for the fiscal year ended December 31, 2010

1.    We note your response to our prior comment number one however we reissue in part. Your response did not address the reason for the difference in the two fair values which according to your response in your letter date June 7, 2011 were both calculated as of November 15, 2010. Please explain why you believe the fair value of $19.50 per share as determined, with the assistance of the third-party appraiser, rather than the price of Tropicana's common stock traded in the privately negotiated transaction at $13.75 per share is appropriate for calculating the gain or loss in the transaction.

On November 14, 2010, certain entities within our Investment Management segment (such entities being collectively referred to as the “Investment Funds” hereafter) held 12,870,446 shares of Tropicana common stock, representing 48.9% of the total outstanding shares. On November 15, 2010, the Investment Funds purchased an additional 668,000 shares of Tropicana's common stock at $13.75 per share in an arms-length privately negotiated transaction, which resulted in their collectively obtaining a 51.5% controlling financial interest in Tropicana as of November 15, 2010. The Investment Funds used the purchase price of $13.75 to value the 12,870,446 shares in accordance with specialized accounting (i.e., investment company accounting) as discussed below, resulting in $177 million in carrying value.
As of December 31, 2010, the Investment Funds were considered “investment companies” pursuant to ASC Topic 946, Financial Services-Investment Companies, and therefore accounted for all their investments, including Tropicana common stock, at fair value. Investment companies report their investments at fair value which is the amount at which the investment could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Accordingly, the fair value of Tropicana's common stock was determined by the Investment Funds based upon traded market activity, in accordance with ASC Topic 946, Financial Services-Investment Companies. As the Investment Funds invest in securities as compared to businesses, they do not factor control premiums in valuing their investments.

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As described in Note 7, “Investments and Related Matters” on page 145 of our 2010 Form 10-K, the Company adopted FASB ASC Section 946-810-45, Financial Services-Investment Companies-Consolidation-Other Presentation Matters, as of January 1, 2007. FASB ASC Section 946-810-45 provides guidance on whether investment company accounting should be retained in the financial statements of a parent entity. Upon the adoption of FASB ASC Section 946-810-45, the Company lost its ability to retain specialized accounting in the consolidation of the Investment Funds. For those investments that (i) were deemed to be available-for-sale securities, (ii) fell outside the scope of ASC Topic 320, Investments-Debt and Equity Securities or (iii) the Company would otherwise account for under the equity method, the Company applied the fair value option. The Company would be required to consolidate those investments in which it has a controlling financial interest.
As a result of the Company's obtaining a controlling financial interest in Tropicana with the Investment Funds' purchase of the additional 668,000 shares of Tropicana common stock, the Company was required to consolidate the financial results of Tropicana effective November 15, 2010. The Company applied purchase accounting to determine the fair value of the assets acquired and liabilities assumed in accordance with ASC Topic 805, Business Combinations, utilizing various valuation methodologies, including guideline public company analysis, multiples of current earnings and projected discounted future cash flows (such resulting value being collectively referred to as “enterprise value”). ASC Topic 805, Business Combinations, requires the consideration of control premiums, among other factors, in determining the fair value of a reporting unit, as discussed below. Based on such valuations, the Company determined that the fair value of Tropicana was $513 million at November 15, 2010, or equivalent to approximately $19.50 per share based on the total 26,312,500 shares of Tropicana common stock outstanding as of November 15, 2010. The Company believes that it has appropriately accounted for its investment in Tropicana on the basis that there is a difference in the fair value measurement of the unit of account when an entity obtains a controlling financial interest in another entity as compared to an investment in an individual security that is less-than majority owned as supported by the following guidance:
ASC Paragraph 350-20-35-23 states the following (italics have been added for emphasis):
Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity's individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.

ASC Topic 805, Business Combinations, also required the Company to remeasure its previously held equity interest in Tropicana at its acquisition-date fair value, which the Company recalculated to be $251 million (i.e., 12,870,446 shares multiplied by $19.50). The Investment Funds' acquisition of the additional 668,000 shares on November 15, 2010 (i) provided the basis for the measurement of the 12,870,446 shares and simultaneously (ii) resulted in the Company's obtaining a controlling financial interest in Tropicana by way of our consolidation of the Investment Funds, thereby triggering the requirement to apply purchase accounting in accordance with ASC Topic 805 in the Company's consolidated financial statements.
The Company believes that it is appropriate to apply $19.50 per share to remeasure its equity interest in Tropicana (i.e., 12,870,446 shares) immediately prior to obtaining a controlling financial interest in order to determine the gain on acquisition as this value is derived from the application of ASC Topic 805. The distinction between the $19.50 per share and $13.75 per share is based on the fair value measurement of the reporting unit (i.e., Tropicana) as compared to the fair value of Tropicana's equity securities which is supported by the accounting literature referenced above. The imputed fair value of $19.50 per share is based on the enterprise value of

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Tropicana on November 15, 2010 as required by ASC Topic 805 when a controlling financial interest is obtained (as the Company lost the ability to retain specialized accounting in consolidating the Investment Funds). The $13.75 per share is based on a privately negotiated transaction and does not include a control premium, among other factors, and is consistent with industry standards by which investment companies typically value their investments as discussed above.
The Company believes that the value of the underlying business of Tropicana pursuant to ASC Topic 805, as determined with the assistance of a third-party appraiser, is greater than the value of the Tropicana's common stock traded at in a privately negotiated transaction of 668,000 shares. We believe that, among other factors, the difference between the fair value as determined by ASC Topic 805 (i.e., $19.50 per share) and the value determined in the privately negotiated transaction (i.e., $13.75) is primarily due to certain values derived from the application of ASC Topic 805 which utilized various valuation methodologies, including guideline public company analysis, multiple of earnings, and projected discounted future cash flows and the consideration of a control premium.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/Dominick Ragone

Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P.

cc:    Daniel A. Ninivaggi (Icahn Enterprises L.P.)

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 Fax (212) 750-5841
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